Exhibit 99.(a)(1)(J)

TRANSCRIPT OF VOICE MAIL FROM BRIAN BEATTIE –TO ALL CANADIAN EMPLOYEES

Hello, this is Brian Beattie with a message to all Canadian employees, to update you on a tax issue related to your stock options.

Today we launched a tender offer to remedy a number of our stock options that we consider “discounted” and therefore ineligible to obtain preferential tax treatment under Canadian income tax rules.  This tender offer provides employees holding these options with the ability to amend certain options for a limited period of time in order to be eligible to obtain the preferential treatment.

Not all employees are affected by this situation.  Only affected employees will receive direct communications from Shareholder Services in the upcoming days, so if you don’t receive these communications, then you aren’t affected.

For those who are impacted by this situation, please look for an email as well as hard-copy materials being delivered to you that explain the tender offer and how you can participate.

Before I go into the specific actions we are taking today, let me give you a brief background to the situation.

As you know, stock prices change daily, so prior to 2006, in order to ease the impact on employees hired throughout the month, our process was to grant those options at the lowest closing price of the week they were granted.

This caused the options to be discounted for tax and accounting purposes.

The old process caused an immaterial accounting error that we disclosed in our 2005 and 2006 annual reports.

This process was not used for executive officers of Synopsys.

Under the Canadian tax rules, employees holding these discounted options are not eligible to deduct up to 50% of the taxable benefit resulting from the exercise of the option.

So here’s what we’re doing to correct the situation.

First, on behalf of employees, Synopsys will offer to settle on your behalf any back taxes resulting from the deductions being incorrectly taken for discounted options exercised on or before July 11, 2007.  Details about our proposed settlement with the Canadian tax authorities will be separately communicated to those employees who exercised options.

Second, Synopsys has launched a tender offer to amend unexercised discounted options to eliminate the discount and enable employees to claim up to a 50% deduction for future exercises.

It is each affected employee’s choice whether to participate in the tender offer.

More explanation and FAQ’s are posted on the Canada HR website.

Again, for those affected, look for an email and hard-copy materials being delivered to you from Synopsys that will explain the process.

Thanks for your time.